UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Wavecom S.A.
(Name of Subject Company (Issuer))
Sierra Wireless France SAS
(Offeror)
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)
With copies to:

Scott Sonnenblick Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 +1 (212) 903-9000	Jocelyn Kelley Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver BC V7X 1L3 +1 (604) 631-3300
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
U.S.$59,745,021	U.S.$2,348

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €8.50 for each of the 579,559 ADSs outstanding as of January 5, 2009; (y) €8.50 for each of the 2,849,134 Shares estimated to be held by U.S. holders as of December 15, 2008 within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.93 plus unpaid accrued interest for each of the 462,939 OCEANEs estimated to be held by U.S. holders as of December 15, 2008; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2009) of $1.36 for one euro. The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 18% of the 15,828,524 outstanding Shares, as of December 15, 2008, and 18% of the 2,571,884 outstanding OCEANEs, as of December 15, 2008, are each held by U.S. holders and that, for purposes of calculating the amount of unpaid accrued interest only, settlement for the OCEANEs will occur on March 5, 2009.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2009, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,348	Filing Party: Sierra Wireless France SAS
Form or Registration No.: SC TO-T	Date Filed: January 8, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 9 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 8, 2009 by Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”), and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à options de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “French Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”) and the related ADS letter of transmittal and forms of acceptance for Shares and OCEANEs.
          Except as specifically set forth herein, this Amendment No. 9 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
          The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of the Schedule TO, which incorporates by reference the information contained in the U.S. Offer to Purchase, is hereby amended and supplemented to include the following information:
On March 6, 2009, concurrently with his resignation from his posts as Chief Executive Officer and Director of Wavecom (the “Resignation”), Mr. Ronald Black (“Mr. Black”) entered into an agreement (the “Separation Agreement”) with Purchaser, Wavecom, and Wavecom, Inc., a Delaware corporation and a wholly-owned subsidiary of Wavecom (“Wavecom, Inc.” and collectively, the “Parties”). Under the terms of the Separation Agreement, Mr. Black will retain his employment agreement with Wavecom, Inc. through June 30, 2009 for a monthly salary of €14,050 plus a car, housing and medical allowance. The Separation Agreement also provides that Mr. Black is entitled to a severance payment of €1,264,500, as set forth in the service agreement dated July 22, 2004, as amended, subject to acknowledgement by the Wavecom Board that the performance conditions set out by the Wavecom Board of Directors on November 17, 2008 have been met. The Separation Agreement also calls for a transaction bonus of €822,500 to be paid to Mr. Black. Additionally, the Separation Agreement contains a non-compete and non-solicitation clause, whereby Mr. Black undertakes (i) to refrain from soliciting the customers and employees of Wavecom and (ii) not to accept employment in North America or Europe with a business engaged in activities similar to those of Parent or Wavecom, in each case for a period of two years. Finally, the Separation Agreement contains mutual releases in which Mr. Black, Wavecom and Wavecom, Inc. relinquish any claims against one another arising out of Mr. Black’s employment with Wavecom and Wavecom, Inc. The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the Separation Agreement, a copy of which is filed as Exhibit (d)(viii) to this Amendment No. 9 to Schedule TO.
On March 6, 2009, concurrently with the Resignation, Mr. Black entered into an agreement (the “Securities and Rights Agreement”) with Purchaser and Wavecom, whereby Mr. Black undertook to exercise all of his 2004 stock options and founder’s warrants prior to the close of the French Offer’s subsequent offering period and to tender the resulting Shares, as well as any other Shares he holds, into the French Offer’s subsequent offering period. In addition, the Securities and Rights Agreement sets forth the terms and conditions under which Mr. Black will be able to exercise his 78,173 free shares granted on May 17, 2006 (the “2006 Free

Shares”) and his 77,650 free shares granted on June 7, 2007 (the “2007 Free Shares”). Pursuant to the Securities and Rights Agreement Purchaser has a call option, whereby it may cause Mr. Black to sell his 2006 Free Shares and 2007 Free Shares to Purchaser at the same price as the Offers of €8.50 per share, subject to adjustments taking into account changes in Wavecom’s share capital including stock splits, during certain periods specified in the Securities and Rights Agreement. In addition Mr. Black has a put option, whereby he may cause Purchaser to purchase his 2006 Free Shares and 2007 Free Shares at the same price as the Offers of €8.50 per share, subject to adjustments taking into account changes in Wavecom’s share capital including stock splits, during certain periods specified in the Securities and Rights Agreement. The foregoing summary of the Securities and Rights Agreement is qualified in its entirety by reference to the Securities and Rights Agreement, a copy of which is filed as Exhibit (d)(ix) to this Amendment No. 9 to Schedule TO.
Item 11. Additional Information.
     Item 11 of the Schedule TO, which incorporates by reference the information contained in the U.S. Offer to Purchase, is hereby amended and supplemented to include the following information:
At a meeting of the Wavecom Board held on March 6, 2009, Mr. Black announced his Resignation. At the same meeting, all other members of the Wavecom Board (Messrs. Michel Alard, Bernard Gilly, Stephen Imbler, Aram Hékimian and Anthony Maher) resigned from their posts as Directors of Wavecom. Concurrently with their resignations, the following individuals were appointed to replace the departing Directors of the Wavecom Board:

Name	Citizenship
Jason Cohenour, Chief Executive Officer of Parent	American
James Kirkpatrick, Chief Technology Officer of Parent	American
Jason Krause, Director of Business Development of Parent	Canadian
David McLennan, Chief Financial Officer of Parent	Canadian
Daniel Schieler, Senior Vice President, Worldwide Sales of Parent	American
In addition, Jason Cohenour has been named Chief Executive Officer and Chairman of the Board of Directors of Wavecom, and David McLennan has been named Deputy Chief Executive Officer of Wavecom.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit	Exhibit Name

(d)(viii)	Separation Agreement by and among Ronald Black, Purchaser, Wavecom and Wavecom, Inc., dated March 6, 2009.

(d)(ix)	Securities and Rights Agreement by and among Ronald Black, Purchaser and Wavecom, dated March 6, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra Wireless France SAS

By	/s/ Luc Faucher Name: Luc Faucher
Title: President
Date: March 9, 2009

Sierra Wireless, Inc.

By	/s/ David G. McLennan Name: David G. McLennan
Title: Chief Financial Officer
Date: March 9, 2009

Exhibit	Exhibit Name
(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.*

(a)(1)(ii)	Form of ADS letter of transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(v)	Form of form of acceptance for Shares.*

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(viii)	Form of form of acceptance for OCEANEs.*

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated January 14, 2009.**

(a)(5)(ii)	Interview transcript, dated January 21, 2009.***

(a)(5)(iii)	Press release, dated February 18, 2009.******

(a)(5)(iv)	Press release, dated February 25, 2009.*******

(a)(5)(v)	Press release, dated March 2, 2009.********

(b)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.*

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.*

(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.*

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.*

Exhibit	Exhibit Name
(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.*

(d)(v)	Undertaking to tender between Purchaser and Kap Holding SAS, dated January 28, 2009.****

(d)(vi)	Amendment to Undertaking to Tender between Michel Alard and Purchaser, dated February 4, 2009.*****

(d)(vii)	Undertaking to Tender between 3D Web and Purchaser, dated February 4, 2009.*****

(d)(viii)	Separation Agreement by and among Ronald Black, Purchaser, Wavecom and Wavecom, Inc., dated March 6, 2009.

(d)(ix)	Securities and Rights Agreement by and among Ronald Black, Purchaser and Wavecom, dated March 6, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on January 8, 2009

**	Previously filed on January 14, 2009

***	Previously filed on January 23, 2009

****	Previously filed on January 29, 2009

*****	Previously filed on February 6, 2009

******	Previously filed on February 18, 2009

*******	Previously filed on February 25, 2009

********	Previously filed on March 2, 2009